ALEXCORESOURCE CORP.

NOTICE OF MEETING

AND INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Friday, June 7, 2013

ALEXCORESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:	The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation”) will be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Friday, June 7, 2013, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2012;

2.	To approve an ordinary resolution ratifying, confirming and approving the Corporation's Advance Notice Policy, as more particularly described in the accompanying information circular;

3.	To fix the number of directors at seven;

4.	To elect directors for the ensuing year;

5.	To appoint the auditors for the ensuing year; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on May 1, 2013 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 1st day of May, 2013.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at May 1, 2013, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

“Board” means the board of directors of the Corporation.

“business day” means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Circular” means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

“Committee” means a standing committee of the Board.

“Corporation” means Alexco Resource Corp., a company organized under the laws of British Columbia.

“Meeting” means the annual general meeting of Shareholders to be held on June 7, 2013, and any adjournment(s) thereof.

“MKT” means the NYSE MKT Equities Exchange.

“Notice of Meeting” means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

“RSU” means restricted share unit.

“RSU Plan” means the restricted share unit plan of the Corporation.

“Share” means a common share in the capital of the Corporation.

“Shareholder” means a holder of Shares.

“Stock Option Plan” means the fixed non-evergreen stock option plan of the Corporation.

“TSX” means the Toronto Stock Exchange.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting to be held on June 7, 2013 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

The Corporation is not sending this Information Circular to registered or beneficial shareholders using "notice-and-access" as defined under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”).

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Corporation or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of “non-registered” or “beneficial” holders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). Subject to the provisions of NI 54-101, issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents. Issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Corporation is sending proxy-related materials directly to its NOBOs under the provisions of NI 54-101. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from the Corporation’s transfer agent, Computershare Investor Services Inc. These VIFs are to be completed and returned to the transfer agent in the envelope provided or by facsimile. In addition, the transfer agent provides both telephone voting and internet voting as described on the VIF itself. The transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

The Corporation intends to pay for an Intermediary to deliver the proxy-related materials and Form 54-101F7

Request for Voting Instructions Made by Intermediary to OBOs. Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Corporation, no director or executive officer since the commencement of the Corporation’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares without par value. As at May 1, 2013, the record date for the Meeting, 62,573,898 Shares were issued and outstanding. Holders of record of Shares at the close of business on May 1, 2013 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Corporation, as at the record date, May 1, 2013, the following are the only persons or companies who beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of the Corporation:

Name of Holder	Number of Shares	Percentage
Sprott Inc.(1)	6,235,350	10.0%

(1)

As at March 31, 2013, based upon the Form 13F filed April 24, 2013 in the United States by Sprott Inc. pursuant to Section 13(f) of the Securities Exchange Act of 1934. Sprott Inc. reports that it exercises control or direction over these Shares on behalf of accounts fully managed by it.

ADVANCE NOTICE POLICY

Ratification and Approval of Advance Notice Policy

On May 1, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) for the purpose of providing shareholders, directors and management of the Corporation with a clear framework for nominating directors of the Corporation in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice Policy is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or, where the need arises, special meetings of shareholders of the Corporation. The Advance Notice Policy fixes the deadlines by which shareholders of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a written notice to the Corporation for any director nominee to be eligible for election at such annual or special meeting of shareholders.

A copy of the Corporation’s Advance Notice Policy is attached to this Information Circular as Schedule “C”. In order to remain effective following the Meeting, the Advance Notice Policy must be ratified, confirmed and approved by the shareholders of the Corporation at the Meeting.

The following is a brief summary of certain provisions of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy.

1.

Other than pursuant to (i) a proposal made in accordance with the Business Corporations Act (British Columbia) (the "Act"), or (ii) a requisition of the shareholders made in accordance with the provisions of the Act, shareholders of the Corporation must give advance written notice to the Corporation of any nominees for election to the board of directors.

2.

The Advance Notice Policy fixes a deadline by which shareholders of the Corporation must submit, in writing, nominations for directors to the Corporate Secretary of the Corporation prior to any annual or special meeting of shareholders, and sets forth the specific information that such shareholders must include with their nominations in order to be effective. Only persons who are nominated in accordance with the Advance Notice Policy are eligible for election as directors of the Corporation.

3.

For an annual meeting of shareholders, notice to the Corporation must be not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement.

4.

For a special meeting of shareholders (that is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

5.

The time periods for giving notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of notice as described above.

For the purposes of the Advance Notice Policy, “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on SEDAR at www.sedar.com.

The Board may, in its sole discretion, waive any provision or requirement of the Advance Notice Policy.

If approved at the Meeting, the Advance Notice Policy will continue to be effective in accordance with its terms. The Advance Notice Policy will be subject to annual review by the Board, and will be updated from time to time to reflect changes required by securities regulatory agencies or stock exchange, or to conform to industry standards, as determined by the Board.

If not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect from and after the termination of the Meeting.

Accordingly, at the Meeting, shareholders will be asked to approve the following ordinary resolution approving the Advance Notice Policy in the following form:

“UPON MOTION IT WAS RESOLVED that:

1.

the Corporation's Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Corporation's Information Circular dated May 1, 2013 be and is hereby ratified, confirmed, authorized and approved;

2.

the board of directors of the Corporation be and is hereby authorized, in its sole discretion, to administer the Advance Notice Policy and amend or modify the same from time to time in accordance with the provisions thereof, without further shareholder approval, to reflect the changes required by securities regulatory agencies or stock exchanges, to conform to industry standards, or as otherwise determined to be in the best interests of the Corporation and its shareholders; and

3.

any one director or officer of the Corporation is hereby authorized and directed to carry out any act for and on behalf of the Corporation and to execute and deliver such deeds, documents and other instruments in writing as he or she in his or her discretion may consider necessary for the purpose of giving effect to these resolutions and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the intent of these resolutions.”

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the approval of the Advance Notice Policy.

ELECTION OF DIRECTORS

The directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors at seven.

Majority Voting Policy

The Board has adopted a policy which requires, in an uncontested election of directors, that any nominee in respect of whom a greater number of votes "withheld" than votes "for" are validly cast will promptly submit his or her offer of resignation for the consideration of the Corporation's Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee will make a recommendation to the Board after reviewing the matter as to whether to accept or reject the resignation. In considering the resignation offer, the Nominating & Corporate Governance Committee and the Board will consider all factors they deem relevant, and the Board's decision as to accept or reject the resignation offer will be disclosed to the public. A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board or the Nominating & Corporate Governance Committee at which the resignation offer is considered. This policy does not apply in circumstances involving contested director elections.

Directors Nominated for Election

Management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence(6)	Positions Held Within the Corporation	Principal Occupation(6)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(5)
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(3)	President and Chief Executive Officer of the Corporation, since December 2004.	Since December 3, 2004	3,665,300 Shares(7) 810,000 Shares under option 60,000 RSUs
George Brack British Columbia, Canada	Chairman and Director(1)(2)(4)	Member of the Board of Directors of several publicly-listed companies since January 2009; Managing Director and Industry Head – Mining with Scotia Capital Inc., from December 2006 to January 2009.	Since December 11, 2007	13,146 Shares 215,000 Shares under option 48,333 RSUs
Terry Krepiakevich British Columbia, Canada	Director(1)	Member of the Board of Directors of several publicly-listed and private companies since July 2011; Chief Financial Officer of SouthGobi Resources Ltd., a mining company, from June 2006 to July 2011.	Since July 22, 2009	3,146 Shares 125,000 Shares under option 38,333 RSUs
David H. Searle British Columbia, Canada	Director (3)(4)	Lawyer with Fasken Martineau DuMoulin LLP, practicing as one of Canada’s leading environmental and mining lawyers centered in British Columbia and the three northern Territories, October 2001 to August 2006.	Since May 12, 2006	13,667 Shares 75,000 Shares under option 38,333 RSUs
Rick Van Nieuwenhuyse British Columbia, Canada	Director(2)(3)	President and Chief Executive Officer of NovaCopper Inc., a spin-out from NovaGold Resources Inc., engaged in the business of mineral exploration and development, since November 2011; President and Chief Executive Officer of NovaGold Resources Inc., a company engaged in the business of mineral exploration and development, from May 1999 to November 2011.	Since January 11, 2005	3,146 Shares 315,000 Shares under option 38,333 RSUs
Michael D. Winn California, USA	Director(1)(2)(4)	President of Seabord Capital Corp., providing investment analysis and financial services to companies in the oil & gas, mining and energy sectors, since January 2013; President of Terrasearch Inc., a consulting company providing analysis on mining and energy companies, from 1997 through 2012.	Since January 11, 2005	6,667 Shares 315,000 Shares under option 38,333 RSUs
Richard N. Zimmer British Columbia, Canada	Director(3)	Member of the Board of Directors of several publicly-listed and private companies since June 2011; President and Chief Executive Officer of Far West Mining Ltd., a company engaged in the business of mining, from 2008 to June 2011.	Since May 2, 2012	Nil Shares Nil Shares under option 55,000 RSUs

(1)	Member of the Audit Committee.
(2)	Member of the Nominating & Corporate Governance Committee.
(3)	Member of the Environmental, Health, Safety & Technical Committee.
(4)	Member of the Compensation Committee.
(5)	Shares beneficially owned, controlled or directed, directly or indirectly, as at May 1, 2013, based upon information furnished to the Corporation by individual directors.
(6)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective individuals.
(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.

The Corporation does not have an Executive Committee of its Board. The Corporation has an Audit Committee, a Nominating & Corporate Governance Committee, a Compensation Committee and an Environmental, Health, Safety & Technical Committee. Members of these Committees are as set out above.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

To the knowledge of the Corporation, other than as disclosed below, no proposed director:

(a)

is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Corporation) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

From 1998 through 2001, Clynton Nauman was CEO and a director of Viceroy Resource Corp. (“Viceroy”). Viceroy Australia Pty Ltd. and Bounty (Victoria) Pty Ltd., Australian subsidiaries of Viceroy, were placed under voluntary administration in 2001. Final creditor settlement agreements were reached by approximately 2003, and the two companies were ultimately dissolved in 2006.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation programs, with particular emphasis on the process for determining compensation payable to the Chief Executive Officer, Chief Financial Officer, and the three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), at the end of the most recently completed financial year (collectively, the “Named Executive Officers”).

Objectives of Compensation Programs

The objectives of the Corporation’s compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promote a greater alignment of interests between such executive officers and the Corporation’s shareholders. The Corporation’s compensation programs are designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Compensation

Compensation is comprised of three main components: base salary, annual bonus incentive and equity-based incentive awards.

1.

Base Salary - The primary element of the Corporation’s compensation program is base salary. The Corporation’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For the most recently completed financial year, being the year ended December 31, 2012, the general criteria applied in selecting the comparator group were as follows:

	(i)	Mining companies with operating mines, primarily in silver and gold;

	(ii)	Operating activities primarily in the Americas, ideally with activities in the north (Canada, Alaska);

	(iii)	Market capitalization within a range of $250 million to $1 billion, being approximately 50% to 200% of that of the Corporation; and

	(iv)	Annual revenues of $50 million to $300 million.

Based on those criteria, the following group of 17 comparator companies was determined:

Aura Minerals Inc. [1]
Aurizon Mines Ltd.
B2Gold Corp. [1]
Capstone Mining Corp. [1]
Endeavour Silver Corp. [1]
Excellon Resources Inc. [1]
First Majestic Silver Corp.
Fortuna Silver Mines Inc. [1]
Great Panther Silver Ltd.	Jaguar Mining Inc. [1] Kirkland Lake Gold Inc. [1] Lake Shore Gold Corp. Minefinders Corp. Ltd. [1] North American Palladium Ltd. [1] Silver Standard Resources Inc. St. Andrew Goldfields Ltd. [1] US Silver Corp.

1 Company was also in comparator group in the preceding year

2.

Annual Bonus - Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of corporate and individual goals and objectives with variable cash compensation in the form of an annual bonus. Bonuses awarded to executive officers during the most recently completed financial year have been determined at the discretion of the Compensation Committee on a fully qualitative basis by reference to the success of the Corporation and each executive officer’s contribution in the year preceding. In making such determinations, reference is made to a number of key performance indicators, generally relative to budget expectations. Specific goals are not established for bonus determination purposes, but general performance objectives are set by the Chief Executive Officer early in the year which are agreed upon by the Compensation Committee and ratified by the Board. Performance relative to those goals is qualitatively assessed in the context of circumstances and challenges arising through the year. The key performance indicators referenced include safety performance; mine production, in terms of tonnes mined and contained metal produced; mill operations, in terms of throughput, recoveries, mill availability and cost per tonne of ore milled; financial performance relative to budget and in absolute terms; exploration success; and share price performance.

3.

Equity-Based Incentive Awards – Equity-based incentive awards take the form of incentive stock options granted under the Stock Option Plan, and commencing in 2012 RSUs granted under the RSU Plan. The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of shareholders, and to enable the Corporation to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term (generally seven-year terms for option grants prior to 2012), are subject to vesting provisions ranging from one to two years, and carry an exercise price equal to the fair value of the common shares as at the granting date. RSU awards generally vest over three years (one third on each anniversary of award), and are settled in Shares which are purchased by the RSU Plan trustee through the open market at the time of granting, using funds provided by the Corporation. The periodic award of options and RSUs is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previous equity- based incentive awards as well as typical market practices of the comparator group of companies.

Additionally, during the 2010 calendar year the Corporation implemented a tax equalization policy under which all employees who are not resident in Canada for tax purposes receive an additional gross-up amount for the difference between the tax paid by the employee in Canada on their compensation and the tax that would have been paid were it earned in the employee’s home jurisdiction at the highest applicable marginal rate, where such tax would be lower. The Corporation generally seeks to hire employees who are resident in Canada. However, for positions requiring technical specialization or significant senior management experience, it is sometimes necessary for the Corporation to recruit from outside of Canada. This tax equalization policy was adopted to enable the Corporation to competitively attract and retain such personnel.

Compensation Committee

The Corporation has a Compensation Committee comprised of David H. Searle, George Brack and Michael D. Winn, all of whom the Corporation believes to be independent. Responsibility for determining, for recommendation to the Board, the compensation of executive officers has been delegated to this Committee. The Compensation Committee annually reviews each of the above components and relevant factors and makes recommendations based on the factors and criteria described above. Final reviews, discussions and decisions of the Compensation Committee and the Board regarding this remuneration are conducted without the presence or participation of interested executive officers. Compensation determinations are generally made on a calendar year basis, and normally in the first quarter of each year.

Consideration of Risks Associated With Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to the Corporation. These risks include but are not limited to those arising from the Corporation’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on the Corporation. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from the Corporation’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. No risks have been identified as arising from the Corporation’s compensation policies and practices which are considered reasonably likely to have a material adverse effect on the Corporation.

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

The Corporation has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation, other than short-term transactions entered into in connection with the exercise of equity securities such as compensatory stock options.

Summary Compensation Table

The following table sets forth information concerning compensation to each of the Named Executive Officers during the three most recently completed financial years:

NEO Name And Principal Position	Year(4)	Salary ($)(1)	Share- Based Awards ($)	Option Based Awards ($)(2)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Clynton R. Nauman President and CEO	2012 2011H2 2011	424,745 190,314 340,544	Nil Nil Nil	202,200 Nil 615,000	199,880 Nil 400,641	Nil Nil Nil	Nil Nil Nil	250,484 6,007 233,053(3)	1,077,309 196,321 1,589,238
David Whittle CFO	2012 2011H2 2011	280,000 120,000 230,000	Nil Nil Nil	168,500 Nil 358,750	100,000 Nil 175,000	Nil Nil Nil	Nil Nil Nil	13,600 4,800 8,733	562,100 124,800 772,483
Bradley Thrall COO	2012 2011H2 2011	319,808 140,231 265,424	Nil Nil Nil	168,500 Nil 358,750	134,919 Nil 250,540	Nil Nil Nil	Nil Nil Nil	179,587 10,214 350,377(3)	802,814 150,445 1,225,091
Thomas Fudge Senior Vice President Engineering & Corporate Development(5)	2012 2011H2 2011	187,388 120,198 215,344	Nil Nil Nil	168,500 Nil 358,750	116,930 Nil 200,320	Nil Nil Nil	Nil Nil Nil	1,032,271 4,808 120,666(3)	1,505,089 125,006 895,080
Alan McOnie Vice President, Exploration	2012 2011H2 2011	240,000 100,000 177,500	Nil Nil Nil	134,800 Nil 118,200	130,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	28,581 Nil Nil	533,381 100,000 345,700

(1)

Salary is paid in US currency to Clynton Nauman, Bradley Thrall and Thomas Fudge. The exchange rates used to convert the amounts to Canadian currency for the 2012, 2011H2 and 2011 financial years were US$1.00 = C$0.9994, US$1.00 = C$1.0020, and US$1.00 = C$1.0020, respectively.

(2)

This column includes the grant date fair value of all options granted by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the 2012 financial year were estimated by assuming a risk-free interest rate ranging from 1.3% to 1.5% per annum, an expected life of options of 4 years, an expected volatility ranging from 70% to 73%, an expected forfeiture rate of 9% and no expected dividends. The grant date fair values of all options granted during the 2011 financial year were estimated by assuming a risk-free interest rate ranging from 2.3% to 2.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 73% to 77%, an expected forfeiture rate of 9% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Corporation uses to value options for financial reporting purposes.

(3)

Included in “All Other Compensation” for the 2012 financial year is the impact of the initial adoption during calendar year 2010 of the Corporation’s tax equalization policy, which initial impact includes certain amounts attributed to compensation earned prior to the 2012 financial year.

(4)	2011H2 represents the six month transitional fiscal year ended December 31, 2011. 2012 and 2011 represent the twelve month financial years ended December 31, 2012 and June 30, 2011 respectively.
(5)

Mr. Fudge’s employment with the Corporation was terminated effective August 15, 2012. Included in “All Other Compensation” for the 2012 financial year are incremental termination-related payments totaling US$726,000.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at December 31, 2012, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman President and CEO	200,000 100,000 20,000 80,000 125,000 60,000 150,000	3.08 4.99 4.46 1.65 3.45 6.92 7.10	May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 24, 2017 Jan 12, 2018	96,000 Nil Nil 152,800 13,750 Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
David Whittle CFO	150,000 60,000 75,000 50,000 87,500	5.19 1.65 3.45 6.92 7.10	Oct 9, 2014 Feb 20, 2016 Mar 22, 2017 Jan 24, 2017 Jan 12, 2018	Nil 114,600 8,250 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Bradley Thrall COO	150,000 75,000 15,000 60,000 75,000 50,000 87,500	3.08 4.99 4.46 1.65 3.45 6.92 7.10	May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 24, 2017 Jan 12, 2018	72,000 Nil Nil 114,600 8,250 Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Thomas Fudge Senior Vice President Engineering & Corporate Development(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alan McOnie Vice President, Exploration	15,000 3,000 10,000 40,000 60,000	5.90 4.46 3.45 6.92 7.10	Mar 2, 2014 Feb 11, 2015 Mar 22, 2017 Jan 24, 2017 Jan 12, 2018	Nil Nil 1,100 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2012, which was $3.56, and the exercise price of the options.

(2)	Mr. Fudge’s employment with the Corporation was terminated effective August 15, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2012, for each of the Named Executive Officers:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Clynton R. Nauman President and CEO	4,583	Nil	Nil
David Whittle CFO	2,750	Nil	Nil
Bradley Thrall COO	2,750	Nil	Nil
Thomas Fudge Senior Vice President Engineering & Corporate Development(1)	1,467	Nil	Nil
Alan McOnie Vice President, Exploration	367	Nil	Nil

(1)	Mr. Fudge’s employment with the Corporation was terminated effective August 15, 2012.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

The Corporation entered into current employment agreements (“Executive Employment Agreements”) dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall, dated effective October 9, 2007 with Mr. Whittle and dated effective January 24, 2011 with Mr. McOnie. The employment agreement with Mr. Fudge was entered into effective November 16, 2009, and Mr. Fudge’s employment with the Corporation was terminated effective August 15, 2012.

Except for the specific duties of each Named Executive Officer and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either the Corporation or the respective Named Executive Officer in accordance with the provisions thereof as described below.

As at December 31, 2012 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Whittle and Mr. McOnie were entitled to annual base salaries, paid semi-monthly, of US$425,000, US$320,000, $280,000 and $240,000, respectively. Such annual base salaries are subject to annual review by the Corporation. At the time of the termination of his employment, Mr. Fudge’s annual base salary was US$300,000.

Each Executive Employment Agreement may be terminated by the Corporation upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 nonconsecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months’ notice to the Corporation for Mr. Nauman, Mr. Thrall, Mr. Fudge and Mr. McOnie and six weeks’ notice to the Corporation for Mr. Whittle. Under each Executive Employment Agreement, in the event of termination by the Corporation without just cause or termination by the Named Executive Officer for unremedied material breach or default of the agreement by the Corporation, or in the event of termination by the Named Executive Officer upon a change of control as further described below, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by two, and the Corporation shall also continue the Named Executive Officer’s group insurance benefits for 12 months after the date of termination. In the event of termination by the Corporation upon the Named Executive Officer dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under the Corporation’s benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by the Corporation for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.

In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month’s notice in writing to the Corporation at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a Named Executive Officer’s employment with the Corporation is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. McOnie, and three years for Mr. Whittle and Mr. Fudge, the Named Executive Officer acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Named Executive Officer was employed by the Corporation, the Named Executive Officer will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

The Executive Employment Agreement for Mr. Fudge provided that if his employment was terminated, for a period of one year after the date of termination of his employment, Mr. Fudge will not, without the Corporation’s prior written consent, such consent not to be unreasonably withheld, either individually or in partnership or in conjunction with any person or persons, firm, association, syndicate or corporation, as principal, agent, director, officer, employee, investor or in any other matter whatsoever, directly or indirectly, carry on, be engaged in, be interested in or connected with a business having business activities, in any of the Yukon, Northwest Territories or British Columbia, similar to those conducted by the Corporation and its subsidiaries at the date of such termination.

Termination and Change of Control Benefits

For the Named Executive Officers employed by the Corporation as at December 31, 2012, the following table discloses the estimated incremental amounts payable to each Named Executive Officer under a number of termination or change-of-control circumstances, other than termination by the Corporation for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer’s employment was terminated on December 31, 2012.

	Clynton R. Nauman President and CEO	David Whittle CFO	Bradley Thrall COO	Alan McOnie Vice President, Exploration
Termination without just cause, for unremedied breach or default by the Corporation, in connection with a change of control, or in event of non-receipt of benefits upon death or disability (1)

Cash severance payment	$1,350,457	$587,200	$998,790	$537,162
Group insurance benefits	$32,465	$6,218	$32,345	$11,976
Accelerated vesting of option-based awards(2)	-	-	-	-

Total	$1,382,922	$593,418	$1,031,135	$549,138
Termination upon death or disability where benefits due are received:

One year salary	$424,745	$280,000	$319,808	$240,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
(2)

Under the Corporation’s Stock Option Plan, if a bona fide take-over bid is issued that would result in the offeror becoming a control person of the Corporation within the meaning of the Securities Act (British Columbia), all outstanding options immediately become vested for all holders and not just the Named Executive Officers.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on July 1, 2008, with the S&P/TSX Composite Index, assuming dividend reinvestment.

In assessing compensation levels for Named Executive Officers relative to changes in shareholder value, it is relevant to note that annual bonus amounts reported under Annual Non-Equity Incentive Plan Compensation in the Summary Compensation Table are attributed to the financial year in which paid, consistent with the year in which such amounts are recorded by the Corporation for financial reporting purposes. However, annual bonus awards generally relate to performance in the calendar year preceding, as they are determined on a fully qualitative basis once the relevant performance year has ended.

Over the five most recently completed financial years, changes in compensation levels for the Named Executive Officers have generally been consistent with changes in shareholder value. Compensation for the Named Executive Officers also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for the Corporation’s executives. The level of compensation paid to the Named Executive Officers has been reflective of the significant advancements made at the Corporation’s Keno Hill District properties in the Yukon through 2011 with respect to the transition from exploration and development to production operation at the Bellekeno mine, and the significant exploration success realized in the District through 2012. However, compensation for the 2012 year has been tempered due to operational challenges experienced. Annual bonus amounts for performance in the 2012 calendar year were determined and paid in the first quarter of 2013, and accordingly will not be reflected in the Summary Compensation Table until the 2013 financial year. However, for evaluative context, the annual bonus determined for performance in the 2012 calendar year for Mr. Nauman was nil, for Mr. Thrall was nil, for Mr. Whittle was $35,000 and for Mr. McOnie was $50,000.

Director Compensation

The Corporation’s directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost amount of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the financial year ended December 31, 2012, each director (excluding Mr. Nauman, who is compensated as a Named Executive Officer) received an annual fee of $40,000, with Mr. Brack receiving an additional $20,000 as Chair of the Board. The Chair of the Audit Committee received an additional amount of $15,000 per annum, while the Chairs of the other Committees each received an additional amount of $7,500 per chair per annum. Each director who is not a Named Executive Officer also received an RSU award under the Corporation’s RSU Plan. The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2012, to the directors of the Corporation who are not Named Executive Officers:

Name	Fees earned ($)	Share- based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George Brack	60,000	75,822	Nil	Nil	Nil	Nil	135,822
Terry Krepiakevich	55,000	75,822	Nil	Nil	Nil	Nil	130,822
David H. Searle	55,000	75,822	Nil	Nil	Nil	Nil	130,822
Rick Van Nieuwenhuyse	40,000	75,822	Nil	Nil	Nil	Nil	115,822
Michael D. Winn	47,500	75,822	Nil	Nil	Nil	Nil	123,322
Richard N. Zimmer	23,333	113,733	Nil	Nil	Nil	Nil	137,066

(1)

This column includes the grant date fair value of RSUs granted by the Corporation to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant. This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes.

(2)	Mr. Zimmer’s fees earned for the year reflect the fact that he was not appointed a director until May 2, 2012.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
George Brack	50,000 10,000 30,000 75,000 50,000	5.38 4.46 1.65 3.45 7.10	Jun 1, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	Nil NIl 57,300 8,250 Nil	20,000	71,200	Nil
Terry Krepiakevich	75,000 50,000	3.45 7.10	Mar 22, 2017 Jan 12, 2018	8,250 Nil	20,000	71,200	Nil
David H. Searle	25,000 50,000	3.45 7.10	Mar 22, 2017 Jan 12, 2018	2,750 Nil	20,000	71,200	Nil
Rick Van Nieuwenhuyse	100,000 50,000 10,000 30,000 75,000 50,000	3.08 4.99 4.46 1.65 3.45 7.10	May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	48,000 Nil Nil 57,300 8,250 Nil	20,000	71,200	Nil
Michael D. Winn	100,000 50,000 10,000 30,000 75,000 50,000	3.08 4.99 4.46 1.65 3.45 7.10	May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	48,000 Nil Nil 57,300 8,250 Nil	20,000	71,200	Nil
Richard N. Zimmer	Nil	Nil	Nil	Nil	30,000	106,800	Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2012, which was $3.56, and the exercise price of the options.

(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2012, which was $3.56.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2012, for each of the directors who are not Named Executive Officers:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Brack	Nil	Nil	Nil
Terry Krepiakevich	Nil	Nil	Nil
David H. Searle	Nil	Nil	Nil
Rick Van Nieuwenhuyse	Nil	Nil	Nil
Michael D. Winn	Nil	Nil	Nil
Richard N. Zimmer	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to the Corporation’s compensation plans under which equity securities were authorized for issuance as at December 31, 2012, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,484,995	$5.07	674,171
Equity compensation plans not approved by securityholders	150,000	$5.19	Nil
Total	4,634,995	$5.07	674,171

Stock Option Plan

The Stock Option Plan was approved by the Corporation’s shareholders at the annual general meeting of shareholders held on December 16, 2011. The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to the Corporation and its subsidiaries (collectively, the “Optionees”) and thereby advance the Corporation’s interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the stock options. The Stock Option Plan authorizes the Board (or Compensation Committee, if such authority is so delegated by the Board) to grant stock options to the Optionees on the following terms:

1.

The number of Shares subject to each stock option is determined by the Board (or Compensation Committee) provided that the maximum number of Shares which may be made subject to stock options shall not exceed 5,550,000 (representing 8.9% of the Corporation’s issued and outstanding Share capital as at May 1, 2013), subject to adjustment in the event of changes in Shares by reasons such as stock dividend, consolidation, subdivision or reclassification or in the event of amalgamation, consolidation or merger of the Corporation. Furthermore, the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	(a)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b)	the issuance to insiders of the Corporation of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue;

(c)	the issuance to any one insider of the Corporation, and such insider’s associates, of a number of Shares of the Corporation exceeding, within a one year period, 5% of the outstanding issue; or

(d)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to any one Optionee exceeding 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of the Corporation outstanding immediately prior to any proposed stock option granting, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non- employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000, provided that no further Shares may be made subject to stock options granted to any non-employee director of the Corporation to the extent the number of Shares reserved for issue pursuant to stock options granted to non-employee directors of the Corporation as a group is more than 1% of the number of Shares then outstanding.

3.

If stock options are surrendered, terminate or expire without being exercised in whole or in part, the Shares which were the subject of such stock options may again be made subject to a stock option. However, if any such stock options are exercised, such number of subject Shares will not again be available for granting.

4.	The exercise price of an option may not be set at less than the closing price of the Shares of the Corporation on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a maximum period of seven years, such period and any vesting schedule to be determined by the Board (or Compensation Committee) of the Corporation, and are non- assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Corporation or its subsidiaries; or within a period of not more than 30 days after ceasing, for any reason other than for cause or by virtue of death, to be a director, officer, employee or service provider (or such longer period as may be contained in an employment agreement); or, if the Optionee dies, within one year from the date of the Optionee’s death.

7.	On the receipt of a takeover bid or change of control, any unvested options shall be immediately exercisable.

8.

The directors may from time to time in the absolute discretion of the directors amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of Shareholders to:

(a)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the Stock Option Plan; and

(b) make any other amendments of a non-material administrative nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

There are currently 5,056,495 stock options issued and outstanding under the Stock Option Plan, and 150,000 stock options issued and outstanding outside the Stock Option Plan, representing 8.1% and 0.2% respectively, of the Corporation’s issued and outstanding Share capital, as at May 1, 2013.

As at May 1, 2013, the Corporation can issue stock options for an additional 58,671 Shares under the Stock Option Plan, representing 0.1% of the Corporation’s issued and outstanding Share capital as at May 1, 2013.

EQUITY COMPENSATION PLANS NOT REQUIRING ISSUANCE OF SECURITIES

RSU Plan

During the 2012 financial year, the Board approved implementation of the Corporation’s RSU Plan. Similar to the Stock Option Plan, the purpose of the RSU Plan is to attract and motivate directors, officers, employees of and service providers to the Corporation and its subsidiaries (collectively, the “RSU Holders”) and thereby advance the Corporation’s interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the awarded RSUs.

The periodic award of RSUs is determined by the Board based on the recommendations of the Compensation Committee. RSU awards generally vest over three years (one third on each anniversary of award), and are settled in Shares which are purchased by the RSU Plan trustee through the open market at the time of granting, using funds provided by the Corporation. No RSUs awarded under the RSU Plan can be settled by the issuance of Shares from treasury. RSU awards are subject to standard adjustment in the event of changes in Shares by reasons such as stock dividend, consolidation, subdivision or reclassification or in the event of amalgamation, consolidation or merger of the Corporation, and vesting of awarded RSUs can be accelerated any time at the discretion of the Board. Unvested RSUs are forfeited if the employment or service provision relationship of the RSU Holder is terminated by the Corporation for cause, or by the RSU Holder voluntarily.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

As at May 1, 2013, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or ,which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Corporation. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of PricewaterhouseCoopers LLP as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PricewaterhouseCoopers LLP were first appointed as auditors in 2005.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Corporation’s annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which the Corporation has reviewed its own corporate governance practices. In certain cases, the Corporation’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.

Directors’ Independence

The Corporation’s Board consists of seven directors, six of whom the Corporation believes to be independent as at the date of this Circular based upon the tests for independence set forth in National Instrument 52-110 Audit Committees (“NI 52-110”). Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. The Board’s non-executive Chair, Mr. Brack, is considered an independent director.

The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages the Corporation’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. The Corporation’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with the Corporation’s auditors in camera, without management being in attendance.

Participation of Directors in Other Reporting Issuers

Certain of the Corporation’s directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers

Clynton R. Nauman	NovaGold Resources Inc.	NovaCopper Inc.

George Brack	Aurizon Mines Ltd. Capstone Mining Corp. Newstrike Capital Inc.	Silver Wheaton Corp. Geologix Explorations Inc.

Terry Krepiakevich	St. Augustine Gold and Copper Limited Western Lithium USA Corporation	Concordia Resource Corp. NovaCopper Inc.

David H. Searle	None

Rick Van Nieuwenhuyse	NovaGold Resources Inc. Mantra Capital Inc. NovaCopper Inc.	AsiaBaseMetals Inc. Tintina Resources Inc.

Michael D. Winn	Eurasian Minerals Inc. Sprott Resource Corp. Lara Exploration Ltd. TransAtlantic Petroleum Ltd. Atico Mining Corp.	Reservoir Capital Corp. Reservoir Minerals Inc. Iron Creek Capital Corp. Nebo Capital Corp.

Richard N. Zimmer	Capstone Mining Corp.	Magellan Minerals Ltd.

Board Committees

In addition to its Audit, Compensation and Nominating & Corporate Governance Committees, the Corporation has an Environmental, Health, Safety & Technical Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing the Corporation’s technical work.

All Committees are accountable to the full Board.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2012:

Name of Director	Board(1)	Audit(2)	Compensation	Nominating & Corporate Governance(3)	Environmental, Health, Safety & Technical(4)	Total
Clynton R. Nauman	12 out of 12	n/a	n/a	n/a	2 out of 2	14 out of 14 (100%)
George Brack	12 out of 12	6 out of 6	7 out of 7	5 out of 5	n/a	30 out of 30 (100%)
Terry Krepiakevich	12 out of 12	6 out of 6	n/a	n/a	n/a	18 out of 18 (100%)
David H. Searle	12 out of 12	2 out of 2	7 out of 7	2 out of 2	2 out of 2	25 out of 25 (100%)
Rick Van Nieuwenhuyse	8 out of 12	n/a	n/a	3 out of 3	1 out of 2	12 out of 17 (71%)
Michael D. Winn	10 out of 12	4 out of 4	7 out of 7	5 out of 5	0 out of 0	26 out of 28 (93%)
Richard N. Zimmer	8 out of 8	n/a	n/a	n/a	2 out of 2	10 out of 10 (100%)

(1)	Mr. Zimmer was appointed a director on May 2, 2012.
(2)	Effective June 15, 2012, Mr. Searle stepped down from the Audit Committee and was replaced by Mr. Winn.
(3)	Effective June 15, 2012, Mr. Searle stepped down from the Nominating & Corporate Governance Committee and was replaced by Mr. Van Nieuwenhuyse.
(4)	Effective June 15, 2012, Mr. Winn stepped down from the Environmental, Health, Safety & Technical Committee and was replaced by Mr. Zimmer.
(5)	The unattended meetings of Mr. Van Nieuwenhuyse were due to unresolvable scheduling conflicts, and include one meeting that was called with less than 24 hours notice.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “A” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to plan for the future growth of the Corporation; identify risks of the Corporation’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair

The Chair of the Board is a non-executive position, currently held by Mr. Brack who is considered an independent director. Under written terms of reference adopted by the Board, the Chair is responsible for managing the Board and ensuring it carries out its responsibilities effectively, independently of management and in the long-term best interests of the Corporation. The Chair acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with shareholders, other stakeholders and the public. The Chair provides leadership to and, with the Nominating & Corporate Governance Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board of Directors and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. While the Board has not developed a written position description for the Chief Executive Officer, the Board delineates the role and responsibilities of the Chief Executive Officer through reference to industry norms and past practice, and through reference to the terms of his employment agreement with the Corporation.

Orientation and Continuing Education

The Corporation does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s properties. Board members have full access to the Corporation’s records. The Nominating & Corporate Governance Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. While the Corporation does not have a formal orientation program, new Board members are provided with:

1.	information respecting the functioning of the Board and Committees, including a copy of the Corporation’s Corporate Governance Manual;

2.	access to recent publicly-filed documents of the Corporation;

3.	access to the Corporation’s management, auditors and technical consultants; and

4.	further information as deemed appropriate and desirable by the Nominating & Corporate Governance Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of the Corporation’s directors, officers and employees and which may be viewed by visiting the Corporation’s web site at www.alexcoresource.com as well as under the Corporation’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or the Corporation’s Ethics Officer. No material change report filed since the beginning of the Corporation’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The Nominating & Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, the Corporation requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

Nomination of Directors

The Corporation’s Nominating & Corporate Governance Committee (all of the members of which are considered independent under the tests prescribed by NI 52-110) is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance. The Nominating & Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of the Corporation are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Procedure for Determining Compensation

The Compensation Committee has responsibility for recommending compensation for the directors and senior management, including the granting of stock options, to the Board, and for reviewing and ensuring that the adequacy and form of compensation realistically reflects the responsibilities and risks involved in being an effective officer or director. The responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “B” hereto. The members of the Compensation Committee are Messrs. Searle, Brack and Winn, all of whom are considered independent under the tests prescribed by NI 52-110.

Mr. Searle is the Chair of the Compensation Committee. He has been a member of the Compensation Committee of the Corporation since 2006, and is a retired partner of the law firm of Fasken Martineau DuMoulin LLP with 45 years of experience practicing law in western and northern Canada. Mr. Brack is a member of the board of directors of a number of publicly-listed companies, including being chair of the Compensation and Human Resources Committee of Aurizon Mines Ltd. and a member of the Human Resources and Corporate Governance Committee of Capstone Mining Corp., the Human Resources Committee at Silver Wheaton Corp. and the Compensation Committee of Geologix Exploration Inc. He was Managing Director and Industry Head – Mining with Scotia Capital Inc. from 2006 to January 2009, and President of Macquarie North America Ltd. from 1999 to 2006. Mr. Winn is a member of the board of directors of a number of publicly-listed companies, including being a member of the Compensation Committees of Sprott Resources Corp., Lara Exploration Ltd. and Reservoir Capital Corp. He has been President of Terrasearch Inc. since 1997. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of the Corporation’s compensation policies and practices.

In determining compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.

The Compensation Committee retained Roger Gurr & Associates during the six month transitional financial year ended December 31, 2011 as compensation advisors in connection with determining compensation payable for the 2012 calendar year, and has retained them again during 2012 for purposes of advising on compensation payable for the 2013 calendar year. The mandates for these engagements include advising on the development of a justifiable compensation strategy, including the selection of comparator companies, and advising on the determination of the appropriate compensation determination for each of the Corporation’s senior managers as well as its directors. Roger Gurr & Associates have not been retained for any other work for the Corporation.

Aggregate fees billed by Roger Gurr & Associates in each of the two most recently completed financial years, being the year ended December 31, 2012 and the six month transitional fiscal year ended December 31, 2011, are summarized as follows:

Financial Year Ended December 31	Executive Compensation- Related Fees	All Other Fees
2012	$26,000	Nil
2011	$28,000	Nil

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its committees and individual directors. The Nominating & Corporate Governance Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the Nominating & Corporate Governance Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and informal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The Nominating & Corporate Governance Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Chair of the Board conducts a one-on-one session with each Director to seek candid feedback regarding each other Director of the Board, the Board performance and any concerns or issues the Director may have, and presents a summary of his findings to the Board as a whole.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each Director to own and hold a minimum of 20,000 Shares, including RSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2012 and as at May 1, 2013, all Directors met this minimum Share ownership requirement.

AUDIT COMMITTEE INFORMATION

Detailed information with respect to the Corporation’s audit committee is contained under the heading “Audit Committee Information” in the Corporation’s Annual Information Form dated March 27, 2013 for the year ended December 31, 2012 filed under the Corporation’s profile on SEDAR at www.sedar.com.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to the Corporation, including audited comparative financial statements, MD&A, annual information form and US Form 40-F for its most recently completed financial year, is on the Corporation’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact the Corporation at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request, free of charge, hard copies of the Corporation’s audited financial statements and MD&A.

DATED as of this 1st day of May, 2013.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

Schedule “A”

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company. The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be “independent” as defined in National Instrument 52-110. Where this is not appropriate, an independent director should be appointed to act as “lead director”. The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the Nominating & Corporate Governance Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the Nominating & Corporate Governance Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic plan for the Company and the process for implementing the plan. The Board provides direction to the Chief Executive Officer (“CEO”) and other senior management to ensure the strategic plan set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic plan are reviewed and revisions to the plan and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic plan and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

Succession Planning and Performance Reviews

The Board, through the Nominating & Corporate Governance Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board’s policy is to select individuals who have the required expertise and therefore would require a minimum of training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company’s policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company’s internal control and management information systems. To maintain the effectiveness and integrity of the Company’s financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the Nominating & Corporate Governance Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.

2.

Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.	Approving payment of distributions to shareholders.

4.	Approving any offerings, issuances or repurchases of share capital or other securities.

5.	Approving the establishment of credit facilities and any other long-term commitments.

6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management’s responsibilities).

7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

8.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.

9.	Succession planning and other human resource issues.

10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).

11.	Adopting a strategic planning process, approving strategic plans on at least an annual basis, and monitoring performance against such strategic plans.

12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.

16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.

17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.

18.

Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company’s securities are traded.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

EFFECTIVE DATE

Adopted by the Board effective November 9, 2011.

Schedule “B”

COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers (collectively, the “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, the “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) members, all of whom shall be “independent” directors as defined in section 1.4 of National Instrument 52-110. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;

(b)	review from time to time as required and recommend to the Board for approval as necessary the indemnification policies, and director and officer insurance policy, if any, of the Company;

(c)

review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;

(d)	review and recommend to the Board for approval the proposed appointment of any person to Management;

(e)	approve and appoint as necessary from time to time any person to a Non-Management Officer position;

(f)

review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving those goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;

(g)

approve, determine and review as necessary from time to time the compensation of Non- Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;

(h)

administer the Company’s stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;

(i)

with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company’s compensation policies and plans;

(j)	review and recommend to the Board for approval all of the Company’s executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;

(k)

review and recommend to the Board for approval all disclosure regarding the Company’s stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;

(l)

review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and

(m)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage outside consultants to review the Company’s compensation program as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Charter was implemented by the Board effective November 9, 2011.

Schedule “C”

ADVANCE NOTICE POLICY

INTRODUCTION

Alexco Resource Corp. (the “Company”) is committed to: (i) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; (ii) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

PURPOSE

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or stock exchanges, and to address changes in industry standards from time to time as determined by the Board.

NOMINATIONS OF DIRECTORS

1.

Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any annual meeting of shareholders, or at any special meeting of shareholders at which directors are to be elected, nominations of persons for election to the Board may be made only:

	a.	by or at the direction of the Board, including pursuant to a notice of meeting;

	b.	by or at the direction or request of one or more shareholders pursuant to a valid “proposal” as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

	c.	pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

	d.	by any person (a “Nominating Shareholder”) who:

(i)

at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date fixed by the Company for such meeting, (a) is a “registered owner” (as defined in the Act) of one or more shares of the Company carrying the right to vote at such meeting, or (b) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice set forth in paragraph 4 below must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably; and

(ii) in either case, complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

a.

in the case of an annual meeting of shareholders, not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

b.

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice must be addressed to the Corporate Secretary of the Company, and must set forth:

a.

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (iii) the citizenship of such person; (iv) the class or series and number of shares in the capital of the Company which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination;

b.

the full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company; and

c.

any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder’s notice (and such other information referred to above, as applicable) that complies with this Policy, the Company shall publish the details of such notice through a public announcement.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the Chairman determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com; and

b.

“Applicable Securities Laws” means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States.

7.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on May 1, 2013 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company’s next shareholder meeting following the effective date of this Policy, the Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1150	Tel: 604.633.4888	NYSE-MKT:AXU TSX:AXR
200 Granville Street	Fax: 604.633.4887
Vancouver, BC V6C 1S4	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com